REXAM

RECEIVED

2004 MAY -4 A 11:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

04024826

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

28 April 2004

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REXAM

PRESS RELEASE **ARCHIVE >>**

FILE 82-3

21 APR 2004

Rexam welcomes EU Commission ruling against conditions of German deposit implementation

The EU Commission has formally concluded that the conditions surrounding the implementation by Germany of a deposit on one-way beverage packaging introduced in January 2003 are contrary to the EU Packaging Directive, as well as the Treaty rules on the fre

As a consequence, it has sent Germany a formal request to change the rules in its packaging laws.

Although the request has no suspensive effect, Germany could be summoned before the European Court of Justice if it does not adopt the necessary measures within two months.

Commenting on the Commission's announcement, Rolf Börjesson, Rexam's Chief Executive, said: "We regard this as a positive step towards the resolution of the situation in Germany. It must now be in the interest of all parties to work towards the immediate establishment of a national solution that promotes free trade and allows German consumers greater freedom of choice in packaging and products."